

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Katherine L. Scherping
Chief Financial Officer
National Cinemedia, Inc.
6300 S. Syracuse Way, Suite 300
Centennial, Colorado 80111

Re: National Cinemedia, Inc.
Form 10-Q for the quarterly period ended September 26, 2019
Exhibit No. 10.1 – First Amendment to the Amended and Restated Exhibitor Services Agreement dated as of September 17, 2019, by, and between National CineMedia, LLC and Cinemark USA, Inc.
Exhibit No. 10.2 – Second Amendment to the Amended and Restated Exhibitor Services Agreement dated as of September 17, 2019, by and between National CineMedia, LLC and Regal Cinemas, Inc.
Filed November 4, 2019
File No. 001-33296

Dear Mr. Scherping:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance